News Release

Trading Symbols: TSX: SEA	FOR IMMEDIATE RELEASE
NYSE: SA	March 12, 2019

Seabridge Gold Increases Gold and Copper Resources at Iron Cap
Indicated resources increase by 0.46 million ounces of gold and 177 million pounds of copper
Inferred resources increase by 7.45 million ounces of gold and 4.0 billion pounds of copper

Toronto, Canada… Seabridge Gold Inc. announced today that an updated independent mineral resource estimate for the Iron Cap deposit has substantially increased its size while also confirming higher grade zones within the overall resource. Iron Cap is one of four large gold/copper porphyry deposits within Seabridge’s 100%-owned KSM Project located in northwestern British Columbia. The updated resource estimate, dated as of March 7, 2019, incorporates all previous drilling plus 20,341 meters of diamond core drilling completed in 18 holes during the 2018 program.

A comparison of the previous Iron Cap resource estimate and the updated one is as follows:

Iron Cap Undiluted Block-Cave Constrained Mineral Resources at C$16 NSR Cutoff

Date of Estimate	Resource Category	Tonnes (millions)	Average Grades				Contained Metal
			Gold (gpt)	Copper (%)	Silver (gpt)	Moly (ppm)	Gold (000 ounces)	Copper (million pounds)	Silver (000 ounces)	Moly (million pounds)
February 2018	Indicated	370	0.43	0.23	4.2	48	5,112	1,874	49,931	39
	Inferred	1,297	0.48	0.30	2.9	34	20,023	8,579	120,970	34
March 2019	Indicated	423	0.41	0.22	4.6	41	5,576	2,051	62,559	38
	Inferred	1,899	0.45	0.30	2.6	30	27,474	12,556	158,741	126

Note: Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. Drill hole spacing in the 2018 program was designed to meet two objectives: expand the known size of the Iron Cap deposit while also meeting the requirements of an inferred resource estimate. Based on the relatively consistent nature of the deposit along with geologic evidence amassed over the last 14 years of exploration work at the Project and the current drill hole spacing at Iron Cap, the Company believes it is reasonable to expect that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with further drilling.

Seabridge Chairman and CEO Rudi Fronk noted that the new resource estimate has achieved the targeted size and grade which are likely to warrant moving the Iron Cap deposit ahead of the Kerr and Sulphurets deposits in the project’s mine plan. “Our exploration success at Iron Cap over the past two years gives us greater flexibility to optimize project economics. Iron Cap is closer to infrastructure than Kerr and Sulphurets and its development could be faster and less costly. Within the 1.9 billion tonnes of inferred resource, there exist significantly higher grade underground cave opportunities with substantial tonnage. Iron Cap clearly has the size and grade to justify early inclusion in the mining sequence. From our point of view, this is mission accomplished.”

Fronk also noted that “these resource additions once again have met our annual corporate objective of increasing gold ownership on a per share basis. We added 0.46 million ounces of indicated gold resources and 7.5 million ounces of inferred gold resources from our 2018 program. In 2018, our shares outstanding increased by approximately 3.6 million shares resulting from new financings to fund our programs plus other share issuances. Enhancing shareholder ownership of gold resources remains a governing principle for our Company and 2018 marks another successful year in achieving this self-imposed discipline.”

Gold, copper, silver and molybdenum grades in the resource were estimated by Resource Modeling Inc. (“RMI”) using ordinary kriging methods. Independently designed gold, copper, silver, and molybdenum grade envelopes along with lithologic wireframes provided the key constraints in the grade estimation plan. The grade envelopes were designed using drill hole grades and an updated structural and lithologic model that have been developed for the Iron Cap deposit. A multi-pass ordinary kriging estimation plan was developed using steeply oriented search ellipses to select eligible composites for block grade estimation based on updated variography studies.

The grade models were validated visually and by comparisons with nearest neighbor grade models. The drill hole database that was used for the estimate of the Iron Cap mineral resources consisted of data collected almost exclusively by Seabridge from 99 drill holes totaling about 67,000 meters of core drilling completed between 2005 and 2018. The entire 2018 electronic drill hole assay database was compared against certified lab assay results by RMI with no errors discovered. RMI also reviewed the quality assurance/quality control protocols and results associated with the Seabridge drilling. Based on the performance of the standard reference materials and secondary laboratory check assay results, RMI believes that the Seabridge drill samples are reproducible and suitable for estimating mineral resources.

Block net smelter return values (“NSR” values) were calculated by Moose Mountain Technical Services using metal recovery projection formulae developed by Tetra Tech from metallurgical test work. This NSR value, stated in terms of Canadian dollars, reflects metal prices, a US$/C$ currency exchange rate of 0.83, and offsite transportation, smelting, and refining charges. The metal recovery estimates were updated using previous and additional test work completed in 2018.

Iron Cap was treated as a potential block cave (bulk underground) mining target. The lateral and vertical continuity of the zone provides a geometric configuration that is likely to be amenable to this mining method. Seabridge has retained Golder Associates, a leading industry expert in underground mining, to undertake bulk underground mining studies for KSM. Golder used the block model prepared by RMI to establish three separate draw point elevations at an NSR shutoff value of C$16, and the conceptual cave footprints at these three elevations were extruded upward by 495 meters and then clipped against one another. Resources within the extruded shapes were tabulated for each of the three hypothetical draw point elevations using an NSR cut-off value of C$16, consistent with the previous updated resource estimate in our February 13, 2018 News Release. Evaluation of the economic potential of Iron Cap for the purposes of resource estimation was based on metal prices of US$3.00 per pound of copper, US$1300 per ounce of gold, US$20 per ounce of silver, US$9.70 per pound of molybdenum and a US$/C$ exchange rate of 0.83 together with estimated metal recoveries from metallurgical test work. These metal prices are generally in line with, or lower than, the metal prices used by major mining companies for their current resource disclosure for similar types of projects.

The 2018 drill program at Iron Cap confirmed that the deposit continues down dip and to the northwest. The 2018 drilling results allowed for the expansion of the mineralized system along the hangingwall of the previous interpretation. Within the conceptual cave footprints extruded up 495 meters and clipped against one another, there exist large, higher grade zones. The following table compares the undiluted tonnes and grades of the updated Iron Cap resource at higher NSR cut offs:

NSR Cutoff (C$)	Resource Category	Tonnes (millions)	Average Grades				Contained Metal
			Gold (gpt)	Copper (%)	Silver (gpt)	Moly (ppm)	Gold (000 ounces)	Copper (million pounds)	Silver (000 ounces)	Moly (million pounds)
16	Indicated	423	0.41	0.22	4.6	41	5,576	2,051	62,559	38
	Inferred	1,899	0.45	0.30	2.6	30	27,474	12,556	158,741	126
20	Indicated	361	0.44	0.24	4.7	41	5,107	1,910	54,550	33
	Inferred	1,675	0.48	0.31	2.6	30	25,849	11,444	140,016	111
24	Indicated	274	0.50	0.25	5.1	39	4,405	1,510	44,927	24
	Inferred	1,373	0.53	0.34	2.7	30	23,396	10,289	119,186	91
28	Indicated	195	0.56	0.27	5.3	34	3,511	1,160	33,228	15
	Inferred	1,070	0.59	0.36	2.7	29	20,297	8,490	92,883	68
32	Indicated	132	0.64	0.28	5.5	29	2,716	815	23,341	8
	Inferred	808	0.67	0.39	2.8	28	17,405	6,945	72,738	50
36	Indicated	87	0.72	0.29	5.6	23	2,014	556	15,664	4
	Inferred	594	0.75	0.43	2.9	28	14,323	5,629	55,383	37

The rows highlighted in yellow in the table above represent the updated undiluted mineral resource tonnes, grade, and contained metal at a C$16 cut-off. The tonnes, grade, and contained metal for the other NSR cut-offs are shown to provide a relative sense of the distribution of materials within the extruded shapes. It may be possible to develop higher grade lower tonnage caves given the trends shown in the table.

Resource estimates included herein were prepared by RMI under the direction of Michael Lechner, who is independent of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Lechner has reviewed and approved this news release.

Exploration activities by Seabridge at the KSM Project are conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is employed in all Seabridge drilling campaigns. This program includes blank and reference standards; in addition, all copper assays exceeding 0.25% Cu are re-analyzed using ore grade analytical techniques. Random cross-check analyses are conducted at a second external laboratory on at least 10% of the drill samples. Samples are assayed at ISO and ASTM certified laboratories in Vancouver, B.C., using fire assay atomic adsorption methods for gold and ICP methods for other elements.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. An inferred mineral resource is that part of a mineral resource for which quantity and grade are estimated on the basis of limited geologic evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade continuity. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral resources at KSM’s Iron Cap deposit ; (ii) the new resource estimate having achieved the targeted size and grade which make it likely to warrant moving the Iron Cap deposit ahead of the Kerr and Sulphurets deposits in the project’s mine plan; (iii) the Seabridge drill samples being reproducible and suitable for estimating mineral resources; (iv) lateral and vertical continuity of the mineralized zone providing a geometric configuration that is likely to be amenable to block cave mining methods; and (v) the possibility of developing higher grade lower tonnage caves at Iron Cap. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The principle assumptions are listed above, but others include: (i) the presence of and continuity of metals at the Project between drill holes, including at modeled grades; (ii) that costs of mining the Iron Cap deposit will be comparable to mining the Kerr deposit; (iii) the capacities of various machinery and equipment; (iv) the availability of personnel, machinery and equipment at estimated prices; (v) exchange rates; (vi) metals sales prices; (vii) block net smelter return values; (viii) conceptual cave footprints, draw points and heights; (ix) appropriate discount rates; (x) tax rates and royalty rates applicable to the proposed mining operation; (xi) financing structure and costs; (xii) anticipated mining losses and dilution; (xiii) metallurgical performance; (xiv) reasonable contingency requirements; (xv) success in realizing proposed operations; (xvi) receipt of regulatory approvals on acceptable terms; and (xvii) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted;

variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2017 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and C.E.O.

For further information, please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net